Exhibit 99.1

LightInTheBox Regains Compliance with NYSE Listing Requirements

BEIJING, April 3, 2019 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced it received notice from the New York Stock Exchange (“NYSE”) on April 1, 2019 indicating that the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, the Company is no longer considered below the $1 continued listing criterion.

LightInTheBox had previously been notified by NYSE in October 2018 that the Company was “below criteria” due to the average closing price of the Company’s ADSs being less than US$1.00 over a consecutive 30-trading-day period. In order to regain compliance with the rule, the Company was given the later of its subsequent annual meeting date or six months following receipt of notification to bring its stock price above the $1 minimum level with a deadline date of April 22, 2019. This requirement was met on March 29, 2019 as the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 23 major languages and cover more than 100 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com